Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Charron Favreau, S.P.C.
4682 Calle Bolero Unit B
Camarillo, CA 93012
http://chareau.us/

Up to $599,999.70 in Common Stock at $2.55
Minimum Target Amount: $9,998.55

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Charron Favreau, S.P.C.
Address: 4682 Calle Bolero Unit B, Camarillo, CA 93012
State of Incorporation: WA
Date Incorporated: February 11, 2019

Terms:

Equity

Offering Minimum: $9,998.55 | 3,921 shares of Common Stock
Offering Maximum: $599,999.70 | 235,294 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.55
Minimum Investment Amount (per investor): $499.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 cover the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Joinder to Shareholder Agreement

Shareholder Agreements. Execution of this Subscription serves as a Joinder Agreement whereby the Subscriber, as an "Investor" thereunder, agrees to the terms of, and becomes a party to, the Company's First Amended & Restated Shareholders Agreement dated March 28, 2024, and referred to as "Shareholder Agreement". Please refer to a summarization of these rights in the Company Securities section of the Offering Circular.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a Previous Investor in Chareau, you are eligible for additional 20% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 72 hours and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first week and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first two weeks and receive 20% bonus shares

Early Bird 4: Invest $25,000+ within the first two weeks and receive 25% bonus shares

Amount-Based Perks

Bronze: Invest $1,000+ and receive 1 bottle of Chareau + 20% off purchases from the Chareau online store and future tasting room for 1 year

Silver: Invest $5,000+ and receive 1 bottle of Chareau + 20% off purchases from the Chareau online store and future tasting room for 1 year + 5% bonus shares

Gold: Invest $10,000+ and receive 1 bottle of Chareau + 20% off purchases from the Chareau online store and future tasting room for 1 year + 10% bonus shares

Double Gold: Invest $25,000+ and receive 1 bottle of Chareau + 20% off purchases from the Chareau online store and future tasting room for 1 year + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Charron Favreau S.P.C. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Charron Favreau S.P.C. common stock at $2.55 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $255. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Charron Favreau S.P.C. is a beverage company that produces craft spirits in Camarillo, CA. We operate our own distilled spirits plant, produce and market spirits products, most notably Chareau Aloe Liqueur, and sell those products to third party distributors and retailers across the United States. Our company was originally formed in 2011 as Charron Favreau LLC. Our licensing, IP, trademark, distribution contracts, leases, and many other material contracts are still in the name of Charron Favreau LLC. In 2019, Charron Favreau, S.P.C. was formed to further expand and develop our business as the parent company, and all Charron Favreau LLC members have signed over their shares on a 1:1 basis to Charron Favreau, S.P.C. Charron Favreau LLC now operates as a wholly owned subsidiary.

Competitors and Industry

We operate in the spirits industry as a craft spirit producer. A craft spirit producer can be described as an independently-owned and operated facility that uses any combination of traditional and/or innovative techniques such as fermenting, distilling, re-distilling, blending, infusing or warehousing to create products with a unique flavor profile.

Current Stage and Roadmap

We launched our first product, Chareau, in 2013. Chareau is now available in 40 states across the U.S. using third party distributors to sell our products to retailers, bars, and restaurants. Over the next year, we will continue to grow and focus on Chareau as a bar staple and increase our consumer marketing to build market share in the e-commerce and retail channels. In 2025, we plan to open a new distillery and tasting room in Santa Barbara, CA that would allow direct-to-consumer sales and a channel for us to expand our portfolio of products.

The Team

Officers and Directors

Name: Kurt Charron

Kurt Charron's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Secretary, and Founder
  Dates of Service: August, 2011 - Present
  Responsibilities: Kurt is the Founder and CEO. Kurt receives an annual salary of $200,000 and is a principal security holder.

Name: Collin Bauer

Collin Bauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: July, 2024 - Present
  Responsibilities: All corporate powers are exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by its Articles of Incorporation.

Other business experience in the past three years:

- Employer: Gallo
  Title: Director - Strategy & M&A
  Dates of Service: July, 2023 - Present
  Responsibilities: Leading Gallo's M&A and Corporate Strategy across its Global Wine, Spirits, and Beer businesses.

Name: Garrett Scott Greenburg

Garrett Scott Greenburg's current primary role is with FarPoint Venture Law . Garrett Scott Greenburg currently services Less than 5 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Assistant Secretary & Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Assist the Secretary and CEO with corporate compliance. G. Scott Greenburg is compensated hourly, through his firm Farpoint Venture Law, for his contributions. G. Scott Greenburg's primary job is at Farpoint Venture Law.

Other business experience in the past three years:

- Employer: FarPoint Venture Law
  Title: Founder/Attorney
  Dates of Service: April, 2017 - Present
  Responsibilities: Legal Counsel. The Company has engaged the law firm, FarPoint Venture Law PC, to serve as the Company's outside general counsel, which may include, annual compensation or consideration in excess of $120,000.

Name: Helen Diaz

Helen Diaz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder / VP of Sales & Advocacy
  Dates of Service: April, 2014 - Present
  Responsibilities: Management of all distributor relations and retail sales.

Name: Robert Loitman

Robert Loitman's current primary role is with L&O Consulting. Robert Loitman currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller (Independent Contractor)
  Dates of Service: February, 2021 - Present
  Responsibilities: Management of company bookkeeping, invoicing, bill payments, and financial records.

Other business experience in the past three years:

- Employer: L&O Consulting
  Title: Owner
  Dates of Service: January, 2005 - Present
  Responsibilities: Business consulting, bookkeeping, and financial reporting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to

interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $600,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

Our capital needs in the future will depend upon factors such as our rate of growth, inventory requirements, market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty. We may need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement. We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling securities, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on our business, results of operations and financial condition.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are subject to many federal, state and local laws with which compliance is both costly and complex
The alcohol industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation, those relating to building and zoning requirements and those relating to the preparation and sale of food. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards. We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a HACCP approach may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the FSMA, signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business. In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences

of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We are a Social Purpose Corporation and our Board of Directors will consider factors other than what is in the best interests of the Company and its shareholders in decision making, which may result in a diminution of the value of our securities. As a Social Purpose Corporation we are a for profit corporation and have authority to act and maintain our business as any other corporation, with the added feature that we are organized to carry out our business in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short- term or long-term effects of, the corporation's activities upon any or all of: (a) the corporation's employees, suppliers, or customers; (b) the local, state, national, or world community; or (c) the environment. The specific social purposes for which this corporation is organized (collectively, the "Specific Social Purposes") are to support education regarding craft and local liqueur processing, and development of best practices in organic production and beverage processing, including but not limited to actions and economic support to: (a) education about the importance of craft and local liqueur processing; (b) the advancement of low carbon footprint packaging and corporate activities; and (c) economic and social assistance to organizations with similar goals or objectives. If, in our decisions, actions are taken in accordance with the foregoing, such decisions may result in a decrease in our sales or profits or the value of our securities.

We have agreed to provide indemnification of officers and directors.
Our Articles of Incorporation, Bylaws and organizational materials provide that we may indemnify any director, officer, agent and/or employee for liabilities as are specified by law. We have entered into and intend in the future to enter into indemnification agreements with each of our officers and directors. Further, we may purchase and maintain insurance on behalf of any of them whether or not we have the power to indemnify such person against the liability insured against. This could result in substantial expenditures by us and prevent us from recovering from our officers, directors, agents and employees for losses incurred by us as a result of their actions. State corporate statutes and organizational materials under certain circumstances provide for indemnification of the Company's officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and agreements entered into with our officers and directors. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest and have not been adjudged liable for negligence or misconduct. Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.

Risks Related to Disgruntled Holders of Company Shares
Company shareholders who were repaid funds due on prior loans but have left repayment checks uncashed, have taken actions that the Founder believes has, or may cause, future risks and/or damage to the Company. Such actions may have a negative impact on the Company through incurrence of legal fees and other expenses, negative publicity from the shareholder's past and current conduct, harassment and defamation of the Founder and/or other Company employees and partners, harassment and defamation of the brand both publicly and privately through channels including, but not limited to, Company meetings, social media, press, and/or in-person dialogue, all of which could have a material adverse effect on the Company, its operation and financial prospects.

Forward Looking Statements
Some of the statements in the materials provided to subscribers and purchasers are forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may and likely will differ materially. In evaluating these statements, you should

specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kurt Charron	2,165,677	Common Stock	36.162%
Halliser CB2 LP (General Partner = Halliser UGP LLC (Managed by Board of Managers represented by Collin Bauer, Brant Scott, Shanil Shah, and James Cheeseman)	2,736,101	Common Stock	45.687%
Halliser CB2 LP (General Partner = Halliser UGP LLC (Managed by Board of Managers represented by Collin Bauer, Brant Scott, Shanil Shah, and James Cheeseman)	2,650,000	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and SAFE . As part of the Regulation Crowdfunding raise, the Company will be offering up to 235,294 of Common Stock.

> Common Stock

The amount of security authorized is 50,000,000 with a total of 6,395,304 outstanding.

> Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

> Material Rights

<u>Voting Rights for Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 cover the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Joinder to Shareholder Agreement</u>

Execution of the Subscription Agreement serves as a Joinder Agreement whereby the Subscriber, as an "Investor," agrees to the terms of, and becomes a party to, the Company's First Amended & Restated Shareholders Agreement dated March 28, 2024, referred to as the "Shareholder Agreement." The following is a summary of key provisions applicable to investors:

Distribution Rights and Preferences: Investors are entitled to receive distributions as declared by the Board. The Shareholders Agreement provides for the priority distribution of available cash, first to Senior Preferred Investors, followed by Series A Shareholders, and then to Common Shareholders on a pro rata basis (Section 7.3).

Liquidation Rights and Preferences: Upon liquidation of the Company, Senior Preferred Investors have priority, receiving their liquidation preference before any distributions are made to Series A Shareholders, who are entitled to receive an amount equal to two times their invested capital. Any remaining assets are then distributed to Common Shareholders (Section 7.4).

Dividend Rights: The Board may declare dividends from available cash after considering the Company's financial health and obligations. Dividends are paid in order of priority: first to Senior Preferred Investors, followed by Series A Preferred Shareholders, and finally to Common Shareholders (Section 3.7).

Preemptive Rights: Shareholders holding 1% or more of the Company's outstanding shares have the right of first refusal to participate in future offerings of new securities, allowing them to maintain their ownership percentage (Section 3.2).

Right of First Refusal: If a shareholder wishes to sell their shares to a third party, the Company and existing shareholders have the first right to purchase the shares under the same terms, thereby controlling share transfers and protecting shareholder interests (Section 5.2).

Drag-Along/Tag-Along Rights: In the event of a proposed sale of the Company, the Drag-Along provision requires minority shareholders to sell their shares on the same terms as the majority shareholders. The Tag-Along provision allows certain minority shareholders to join the sale initiated by another shareholder, ensuring they receive the same terms and pricing (Sections 6.1 and 6.3).

Stock Options and Warrants

There are currently 148,300 shares to be issued pursuant to stock options which are reserved but unissued at this time. The total amount outstanding noted above includes these stock options.

The total number of shares listed as outstanding includes 258,167 shares reserved for issuance on exercise of stock options which are issued and outstanding. Such shares shall only be issued on due and full exercise of such options by the holders thereof.

There are no outstanding warrants.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 2,798,436 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

SAFE

The security will convert into Preferred equity and the terms of the SAFE are outlined below:

Amount outstanding: $375,707.87
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Priced Preferred Equity Round

Material Rights

There are no material rights associated with SAFE .

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Preferred Shares
  Type of security sold: Equity
  Final amount sold: $148,786.00
  Number of Securities Sold: 148,786
  Use of proceeds: Working Capital
  Date: October 02, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $148,786.00
  Number of Securities Sold: 148,786
  Use of proceeds: Working Capital
  Date: October 02, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $224,532.00
  Number of Securities Sold: 35,767
  Use of proceeds: Working Capital, Inventory, and Marketing
  Date: November 24, 2020
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 687
  Use of proceeds: StartEngine Fees related to the company's Reg CF offering .
  Date: November 24, 2020
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,908,997.77
  Number of Securities Sold: 2,736,101
  Use of proceeds: Debt repayment and working Capital
  Date: August 16, 2021
  Offering exemption relied upon: 506(b)

- Name: Class A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,650,000.00
  Number of Securities Sold: 2,650,000
  Use of proceeds: Working capital and growth
  Date: August 16, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2023 compared to year ended December 31, 2022. Our financial statements and discussion factor in our entity Charron Favreau S.P.C. and our wholly owned subsidiary Charron Favreau LLC which has been in operation since 2011.

Revenue

Revenue for fiscal year 2023 was a record $1,688,716, up 19% compared to fiscal year 2022 revenue of $1,419,257. The company increased the number of retail locations carrying its products, as well as, increased the velocity of its products in the on-premise channel.

Gross Margins

2023 gross profit was up 17% over 2022 gross profit. Increased scale and manufacturing efficiencies led to lower costs of goods sold.

Expenses

The company spent 2022 testing marketing initiatives to take the Chareau brand from its status as an award-winning, bartender favorite cocktail ingredient into a national consumer brand. In 2023, the company was able to complete its brand refresh and successful relaunch of the brand. Through the learnings of 2022, the company was able to trim expenses by 28% and increase net ordinary income by 45% in 2023, while expanding into new retail doors and gaining new consumer brand awareness.

Historical results and cash flows:

Cash flows will improve significantly in the future, as the company was able to improve net income by $985,294 from 2022 to 2023. Net income is expected to continue to improve for 2024 and reach profitability by 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash in the bank as of 11/14/24 is $108,444.31

As emergency funding, the company is able to factor Accounts Receivables through Park Street Imports, if needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The minimum funds from this raise will be used for working capital to continue operating at current levels through 2024 and grow in 2025. With recent months of cash flow-positive operations, the company projects profitability in 2025. We have significantly reduced costs, increased margins, and will continue to in 2025. The opening of our new distillery and tasting room will add a new revenue stream to offset out overheads, while the expansion is going to improve our margins from reduction in COGS even further.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The minimum funds from this raise will be used for working capital, and additional funds raised will be used to promote future growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum funds raised the Company will be able to operate through 2025, if not longer. This is based on the company reaching breakeven and profitability in 2025. The company's current monthly burn rate is $30k.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding goal will allow the company to open new revenue streams and increase profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company does reserve the right to seek capital for growth and future needs. The Company may also seek debt facilities in the form of a line of credit, leases, or term loans to further strengthen and secure its financial standing or fund future growth.

Indebtedness

- Creditor: Shareholder Loans
  Amount Owed: $393,295.26
  Interest Rate: 3.0%
  Maturity Date: December 31, 2025
  On January 26, 2023, the Company issued a Promissory Note to three shareholders (Rouzbeh Kordestani, Ronak Kordestani and William Graves) in the total amount of $393,295, with an interest rate of 3% per annum and no set maturity. As of December 31, 2023, the outstanding amount of these loans was $393,295.

- Creditor: U.S. Small Business Administration
  Amount Owed: $514,367.11
  Interest Rate: 3.75%
  Maturity Date: April 09, 2050
  The first SBA loan ($500,000 from 2020) is secured by a continuing security interest in all tangible and intangible personal property currently owned or subsequently acquired by the Borrower. This includes but is not limited to, inventory, equipment, instruments (including promissory notes), chattel paper (both tangible and electronic), documents, letter of credit rights, accounts (including healthcare insurance receivables and credit card receivables), deposit accounts, commercial tort claims, and general intangibles (including payment intangibles and software). The security interest also covers all accessions, attachments, accessories, parts, supplies, and replacements related to the collateral, as well as any products, proceeds, and collections derived from it. Additionally, the collateral encompasses all records and data associated with the described property.

- Creditor: U.S. Small Business Administration
  Amount Owed: $270,234.09
  Interest Rate: 3.75%
  Maturity Date: May 31, 2052
  The second SBA loan ($248,000 from 2022) is secured by a continuing security interest in all of the Company's tangible and intangible personal property, including but not limited to inventory, equipment, accounts receivable, general intangibles, and deposit accounts, as defined under the Uniform Commercial Code. The collateral also includes any proceeds, products, or collections of these assets, as well as all related records and data. No additional real property has been collateralized under this loan.

- Creditor: Celtic Bank
  Amount Owed: $12,463.88
  Interest Rate: 82.6%

Related Party Transactions

- Name of Person: Kurt Charron
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Outstanding Loan with $76,478.35 due
  Material Terms: Interest Rate: 1%

- Name of Person: Rouzbeh Kordestani, Ronak Kordestani and William Graves
  Relationship to Company: Shareholders
  Nature / amount of interest in the transaction: On January 26, 2023, the Company issued a Promissory Note to three shareholders (Rouzbeh Kordestani, Ronak Kordestani and William Graves) in the total amount of $393,295, with an interest rate of 3% per annum and no set maturity. As of December 31, 2023, the outstanding amount of these loans was $393,295.
  Material Terms: No other material terms other than the above.

Valuation

Pre-Money Valuation: $16,308,025.20

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is not converted to common stock but included in the outstanding shares; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $375,707.87 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.55 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Start Engine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $599,999.70, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  40.0%
  Funds will be used for working capital.

- Equipment & Construction
  40.0%
  Funds will be used to expand manufacturing capabilities and open new revenue streams

- Inventory
  13.3%
  Funds will be used to purchase inventory to produce Chareau.

- StartEngine Service Fees
  1.2%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://chareau.us/ (https://chareau.us/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chareau

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Charron Favreau, S.P.C.

[See attached]

CHARRON FAVREAU, S.P.C.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

CONSOLIDATED FINANCIAL STATEMENTS:



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Charron Favreau, S.P.C.
Los Angeles, California

We have reviewed the accompanying consolidated financial statements of Charron Favreau, S.P.C. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, statements of stockholders' equity (deficit), and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 15, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 23, 2024
Los Angeles, California

CHARRON FAVREAU, S.P.C.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	11,706	$	458,055
Accounts Receivable, net		132,137		161,898
Inventory		528,687		928,608
Due From Related Parties		76,478		75,717
Prepaids and Other Current Assets		135,608		124,300
Total Current Assets		**884,616**		**1,748,579**
Property and Equipment, net		95,261		128,581
Right-of-Use Asset		722,034		791,642
Security Deposit		27,144		27,144
Total Assets	$	**1,729,056**	$	**2,695,946**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	120,045	$	128,701
Credit Cards		8,784		17,945
Current Portion of Loans and Notes		45,420		10,645
Related Party Loans		393,295		393,295
Forward Financing		42,219		-
Lease Liability, current portion		72,643		61,862
Other Current Liabilities		108,363		23,317
Total Current Liabilities		**790,769**		**635,766**
Loans and Promissory Notes, net of current portion		742,328		778,063
Lease Liability, net of current portion		716,395		789,038
Total Liabilities		**2,249,492**		**2,202,867**
STOCKHOLDERS' EQUITY				
Common Stock		599		581
Preferred Stock		280		265
Additional Paid in Capital		6,116,738		5,813,866
Accumulated Deficit		(6,638,054)		(5,321,633)
Total Stockholders' Equity		**(520,437)**		**493,079**
Total Liabilities and Stockholders' Equity	$	**1,729,056**	$	**2,695,946**

See accompanying notes to financial statements.

CHARRON FAVREAU, S.P.C.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 1,688,716	$ 1,419,257
Cost of Goods Sold	798,137	656,384
Gross Profit	**890,579**	**762,873**
Operating Expenses		
General and Administrative	1,704,188	1,998,254
Selling and Marketing	332,171	844,697
Total Operating Expenses	**2,036,359**	**2,842,951**
Net Operating Loss	**(1,145,781)**	**(2,080,078)**
Interest Expense	171,206	121,104
Other (Income)/Loss	(566)	100,532
Loss Before Provision for Income Taxes	**(1,316,420)**	**(2,301,714)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,316,420)**	**$ (2,301,714)**

See accompanying notes to financial statements.

CHARRON FAVREAU, S.P.C.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock		Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	5,809,568	$ 581	605,000	$ 61	$ 3,658,701	$ (2,972,363)	$ 686,979
Issuance of Stock	-	-	2,045,000	205	2,152,427	-	2,152,632
Share-Based Compensation	-	-	-	-	2,738	-	2,738
Prior Year Adjustment (New Leasing Standard-ASC 842)	-	-	-	-	-	(47,556)	(47,556)
Net Loss	-	-	-	-	-	(2,301,714)	(2,301,714)
Balance—December 31, 2022	5,809,568	$ 581	2,650,000	$ 265	$ 5,813,866	$ (5,321,633)	$ 493,079
Issuance of Stock	148,436	15	148,436	15	298,389	-	298,419
Issuance of Common Stock, stock options exercised	30,833	3	-	-	-	-	3
Share-Based Compensation	-	-	-	-	4,483	-	4,483
Net Loss	-	-	-	-	-	(1,316,420)	(1,316,420)
Balance—December 31, 2023	5,988,837	$ 599	2,798,436	$ 280	$ 6,116,738	$ (6,638,054)	$ (520,437)

See accompanying notes to financial statements.

CHARRON FAVREAU, S.P.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,316,420)	$ (2,301,714)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities		
Depreciation of Property	35,827	106,043
Share-Based Compensation	4,483	2,738
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	29,761	231,211
Inventory	399,921	(415,388)
Prepaids and Other Current Assets	(11,308)	(66,421)
Due From Related Parties	(761)	(753)
Accounts Payable	(8,656)	112,097
Credit Cards	(9,161)	17,065
Other Current Liabilities	85,045	23,317
Operating Lease Liability	7,746	11,702
Security Deposit	-	(2,900)
Net Cash Used In Operating Activities	**(783,523)**	**(2,283,002)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(2,507)	(153,368)
Net Cash Used in Investing Activities	**(2,507)**	**(153,368)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	298,422	2,152,632
Related Party Loans	-	393,295
Forward Financing	42,219	-
Borrowing/Repayment of Promissory Notes and Loans	(960)	3,239
Net Cash Provided by Financing Activities	**339,681**	**2,549,166**
Change in Cash & Cash Equivalents	**(446,349)**	**112,796**
Cash & Cash Equivalents —Beginning of The Year	458,055	345,259
Cash & Cash Equivalents—End of The Year	**$ 11,706**	**$ 458,055**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 171,206	$ 121,104

See accompanying consolidated notes to financial statements

1. NATURE OF OPERATION

Charron Favreau, S.P.C. was incorporated on February 11, 2019, in Washington. The company has a wholly owned subsidiary, Charron Favreau LLC (organized on August 12, 2011, in California). The company was originally formed in 2011 as Charron Favreau LLC. Licensing, IP, trademark, distribution contracts, leases, and many other material contracts are still in the name of Charron Favreau LLC. In 2019, Charron Favreau, S.P.C. was formed to further expand and develop the business as the parent company, and all Charron Favreau LLC members have signed over their shares on a 1:1 basis to Charron Favreau, S.P.C. Charron Favreau LLC now operates as a wholly-owned subsidiary. The consolidated financial statements of Charron Favreau, S.P.C. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Charron Favreau S.P.C. is a beverage company that produces craft spirits in Camarillo, CA. The company operates a distilled spirits plant and produces and markets spirits. The primary product is Chareau- an all-natural, plant-based spirits made with California Aloe. Products are sold through 3rd party distributors to bars, restaurants, and retail locations across the U.S.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $0 and $174,894, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

The Company engages in recourseable factoring of its accounts receivable. Under this arrangement, the factored receivables remain on the balance sheet, net of any factoring fees, as the Company retains the risk of collection. Factoring fees incurred are recorded as interest expense in the income statement. The factoring fees for the years ended December 31, 2023 and 2022 amounted to $59,571 and $5,449, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Machinery and Equipment	5 years
Furniture and Fixtures	5 years
Leasehold Improvements	15 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023, and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the cost of raw materials and ingredients, packing materials, warehouse, freight and delivery and other variable and fixed overheads.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $332,171 and $844,697, which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Expenses	23,308	12,000
Allowance Due From Landlord	112,300	112,300
Total Prepaids and Other Current Assets	$ 135,608	$ 124,300

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Expenses	60,719	-
PTO Accrued	26,283	23,317
Sublease Security Deposit	21,360	-
Total Other Current Liabilities	$ 108,363	$ 23,317

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Ingredient Inventory	407,807	668,012
Packaging Materials Inventory	55,103	107,020
Finished Goods	65,778	153,576
Total Inventory	$ 528,687	$ 928,608

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Machinery and Equipment	$ 417,377	$ 414,870
Furniture and Fixtures	6,109	6,109
Leasehold Improvements	106,451	106,451
Property and Equipment, at cost	529,938	527,431
Accumulated Depreciation	(434,677)	(398,850)
Property and Equipment, net	$ 95,261	$ 128,581

Depreciation expenses for the years ended December 31, 2023 and 2022 were $35,827 and $106,043, respectively.

6. LEASES

The Company has two operating leases for business premises and equipment, The Company's leases have terms maturing through 2030. Monthly payments range from $594 to $11,321 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2023 and 2022 were 5.42 years and 6.42 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2023 and 2022 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,	2023
2024	$ 147,052
2025	151,250
2026	155,573
2027	158,839
Thereafter	486,772
Present Value Discount	(310,447)
Total	**$ 1,099,486**

7.   FORWARD FINANCING

On November 16, 2023, the Company entered a revenue purchase agreement with Black Olive Capital LLC, with the following terms – purchase price of $36,000, purchased percentage of 3%, purchase amount of $47,520, with weekly remittance frequency, and remittance of $914. As of December 31, 2023, the outstanding balance of the forward financing is $42,219.

8.   DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 500,000	3.75%	04/09/2020	04/09/2050	$ 30,504	$ 493,690	$ 524,194	$ 10,645	$ 524,194	$ 534,839
SBA Loan	$ 248,000	3.75%	05/12/2022	05/12/2052	14,916	248,638	263,554	-	253,869	253,869
Total					**$ 45,420**	**$ 742,328**	**$ 787,748**	**$ 10,645**	**$ 778,063**	**$ 788,708**

The summary of the future maturities is as follows:

As of December 31,	2023
2024	$ 45,420
2025	45,420
2026	45,420
2027	45,420
2028	45,420
Thereafter	560,648
Total	**$ 787,748**

The first SBA loan ($500,000 from 2020) is secured by a continuing security interest in all tangible and intangible personal property currently owned or subsequently acquired by the Borrower. This includes but is not limited to, inventory, equipment, instruments (including promissory notes), chattel paper (both tangible and electronic), documents, letter of credit rights, accounts (including healthcare insurance receivables and credit card receivables), deposit accounts, commercial tort claims, and general intangibles (including payment intangibles and software). The security interest also covers all accessions, attachments, accessories, parts, supplies, and replacements related to the collateral, as well as any products, proceeds, and collections derived from it. Additionally, the collateral encompasses all records and data associated with the described property.

The second SBA loan ($248,000 from 2022) is secured by a continuing security interest in all of the Company's tangible and intangible personal property, including but not limited to inventory, equipment, accounts receivable, general intangibles, and deposit accounts, as defined under the Uniform Commercial Code. The collateral also includes any proceeds, products, or collections of these assets, as well as all related records and data. No additional real property has been collateralized under this loan.

Related Party Loans

The Company borrowed money from three shareholders, listed below. The details of the loans from the owners are as follows:

Shareholder	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory note- Rouzbeh Kordestan	$ 211,240	3%	26/01/2023	On Demand	$ 211,240	$ -	$ 211,240	$ 211,240	$ -	$ 211,240
Promissory note- Rouzbeh Kordestan	2,814	3%	26/01/2023	On Demand	2,814	-	2,814	2,814	-	2,814
Promissory note-Ronak Kordestani	139,097	3%	26/01/2023	On Demand	139,097	-	139,097	139,097	-	139,097
Promissory note-William Graves	40,144	3%	26/01/2023	On Demand	40,144	-	40,144	40,144	-	40,144
Total					$ 393,295	$ -	$ 393,295	$ 393,295	$ -	$ 393,295

Since no maturity date is set, the loan may be called at any time, so the loan is classified under current Liabilities.

9.   SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 437,300 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	25,000	$ 0.03	-
Granted	167,000		
Exercised	-		
Expired/Cancelled	(75,000)		-
Outstanding at December 31, 2022	117,000	$ 0.03	9.65
Exercisable Options at December 31, 2022	40,625	$ 0.03	9.65
Granted	150,000	-	
Exercised	(30,833)	-	
Expired/Cancelled	(35,000)	-	
Outstanding at December 31, 2023	124,792	$ 0.03	8.65
Exercisable Options at December 31, 2023	32,499	$ 0.03	8.65

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expenses of $4,483 and $2,738, respectively.

10. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2023, and 2022, 5,988,837 and 5,809,568 shares of common stock, respectively, have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock with par value of $0.0001, of which 5,497,000 shares are designated as Series-A Preferred Stock. As of December 31, 2023, and 2022, 2,798,436 shares and 2,650,000 shares of preferred stock designated as Series-A Preferred Stock have been issued and outstanding respectively.

Voting Rights:

- Common Stock: Holders of common stock generally have voting rights on corporate matters, such as electing the board of directors and approving significant transactions like mergers. Typically, each share of common stock grants one vote.
- Preferred Stock: Preferred stockholders may have limited or no voting rights. In some cases, they gain voting rights only if the company fails to pay dividends or if certain actions affecting their rights are proposed.

Dividend Rights:

- Common Stock: Common shareholders receive dividends if the board of directors declares them, but these are subordinate to the dividends paid to preferred stockholders. There is no guarantee of receiving dividends.
- Preferred Stock: Preferred stockholders usually have the right to receive fixed dividends before any dividends are paid to common stockholders. These dividends may be cumulative (if unpaid in previous periods, they accumulate).

Liquidity Rights (Rights in Liquidation):

- Common Stock: In the event of liquidation, common stockholders have the last claim on the company's assets. They only receive any remaining assets after all debts, obligations, and preferred stockholders have been paid.
- Preferred Stock: Preferred stockholders have a higher priority than common stockholders in liquidation. They usually receive the par value or a specified liquidation preference before common shareholders can claim any remaining assets.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (392,820)	$ (636,983)
Valuation Allowance	392,820	636,983
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (1,238,158)	$ (845,338)
Valuation Allowance	1,238,158	845,338
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased. For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $4,149,322. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

On January 26, 2023, the Company issued a Promissory Note to three shareholders (Rouzbeh Kordestani, Ronak Kordestani and William Graves) in the total amount of $393,295, with an interest rate of 3% per annum and no set maturity. As of December 31, 2023, the outstanding amount of these loans was $393,295.

On September 15, 2021, the company lent $74,964 to Kurt Charron, with an interest rate of 1% per annum or the lowest amount allowed by applicable law, and the maturity date is December 31, 2027. As of December 31, 2023, and December 31, 2022, the outstanding balance of this receivable is $76,478 and $ 75,717, respectively.

14. SUBSEQUENT EVENTS

On February 29, 2024, the Company entered into a loan agreement with Celtic Bank, with the following terms: initial credit limit is $50,000, initial Applicable APR is 82,6%, Initial Applicable Amortization Period is 12 Monthly Payments, and Initial Minimum Advance Amount is $1,000.

On May 1, 2024, the Company issued 72,000 stock options, with an exercise price of $0,22, vesting schedule of 1/48 monthly, 1-year cliff and expiration date of April 30, 2034.

On April 9, 2024, the Company entered a revenue purchase agreement with Black Olive Capital LLC, with the following terms – purchase price of $65,000, purchased percentage of 6%, purchase amount of $85,800, with weekly remittance frequency, and remittance of $1,650.

On July 25, 2024, the Company entered a revenue purchase agreement with Black Olive Capital LLC, with the following terms – purchase price of $55,000, purchased percentage of 6%, purchase amount of $73,700, with weekly remittance frequency, and remittance of $1,229.

The company raised funds in 2024 through the sale of SAFE agreements. The funds raised are $141,000, with a pre-money valuation cap of $10,000,000 and a discount rate of 80%.

15. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,145,781, an operating cash outflow of $783,523 and liquid assets in cash of $11,706, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







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GET A PIECE OF CHAREAU

The Light, Refreshing Spirit

Chareau is a leading light, refreshing spirit made with fresh California Aloe. The award-winning spirit has generated over $9.5M in revenue by bringing better-for-you into the bar and onboarding major retailers like Whole Foods Market, Erewhon, and Total Wine & More.
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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

chareau
"Magically more refreshing"
- Bon Appetit
chareau
96
2x

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Get Equity
$2.55 Per Share

PREVIOUSLY CROWDFUNDED
$224,532

MIN INVEST
$499.80

VALUATION
$16.31M

REASONS TO INVEST

- Chareau has grown 250% between 2020 - 2023, raised over $6.25mm in strategic investment, and is now available in 3,000+ locations, including 100+ new Whole Foods Market stores.

- Received a score of 96 from Wine Enthusiast Magazine, a Double Gold Medal at the San Francisco World Spirits Competition, and featured in the New York Times, USA Today, and Bon Appétit.

 The global liqueur market is $129B, with U.S. premium liqueurs up 51% in 3 years. Chareau has already achieved $9.5M+ in gross sales* by providing a refreshing taste, fewer calories, less sugar, and a low ABV.

*Chareau has achieved over $9.5M in gross spirit sales since launching in 2013.

TEAM



Kurt Charron • Founder, CEO, Director

Kurt, an 18+ year beverage industry leader, founded Chareau in his kitchen and grew it into an award-winning national brand. He developed the World's Highest Rated Liqueur (96 by Wine Enthusiast), secured RNDC distribution, and gained press from Bon Appetit, Forbes, and NY Times. A USC graduate, he also studied distillation at top programs, including in Cognac, France.

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Helen Diaz • Co-Founder, VP of Sales & Advocacy

Helen is an award-winning bartender and beverage hospitality veteran with 20+ years of experience. She started at the craft cocktail pioneers Bourbon & Branch, developed beverage programs from SF to Tokyo with her consulting firm Fifty Fifty Cocktail Co., is a judge at the SF World Spirits Competition, and was named Miss Speed Rack CA as the fastest bartender in the state and the first Latina to win the competition.

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Scott Greenburg • Assistant Secretary & Director

Scott is a lawyer and advisor to growth companies, with deep experience in venture capital, structuring, investments, M&A, IPO and follow on offerings, and corporate governance. He is currently the Founder and Attorney at FarPoint Venture Law. Prior to FarPoint, Scott was a Partner at K&L Gates, and his experience as Outside General Counsel includes Starbucks, Guayaki, MatchaBar, and Sambazon to name a few.

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Collin Bauer • Director



Collin Bauer is the Director of Strategy and M&A for Gallo, the world's largest family-owned wine and spirits company. Prior to Gallo, Collin worked in strategy, modeling, and advisory at First Annapolis Consulting. He also holds an MBA from the University of Virginia Darden School of Business.

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Taylor Foxman • Advisor

Taylor is the Founder of The Industry Collective and has spent the past 11 years of her professional career serving various Communications and Public Relations based roles for 70 global wine, beer and spirit brands such as Edrington Americas, Pernod Ricard, Patrón Spirits Co., and Gruppo Campari. Taylor was also recently awarded 40 Under 40 for the beverage industry and Brand Innovator of the Year's 40 Under 40.

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Robert Loitman • Controller (Independent Contractor)

Robert Loitman is an experienced financial controller and consultant specializing in accounting, financial operations, and business strategy for startups and growing companies. Currently serving as an independent contractor for Chareau, he manages financial reporting, budgeting, and compliance. In addition to his role at Chareau, Robert runs his own financial consulting business, where he helps clients streamline their financial processes, implement accounting systems, and improve overall financial health. With a background in both accounting and entrepreneurship, he offers practical insights and tailored solutions to support business growth.

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THE PITCH

Chareau: Bringing "Better-For-You" Into the Bar

Meet Chareau, a light, refreshing, and delicious plant-based spirit crafted with fresh California Aloe. The low-calorie, low-ABV spirit brings "better-for-you" into the bar, letting consumers enjoy more of life's meaningful moments while having fun.



The above testimonials may not be representative of the opinions or experiences of other Chareau customers and are not a guarantee of future performance or success.

Chareau is an honest spirit, made from real ingredients sourced from local California farms. There are no artificial colors, flavors, or additives, and the award-winning recipe has been named the Highest Rated Liqueur and Top 100 Spirit in the world with a score of 96 by Wine Enthusiast Magazine. Not only delicious, but the beautiful packaging was Recognized in Beverage Industry Magazine's December 2023 issue, which highlighted the top beverage packages of the year. Chareau is now available at over 3000 locations across the country, including major retailers like Whole Foods Market, Erewhon, Total Wine & More, and MGM Resorts.

The Opportunity

Lose the Calories, Not the Taste



chareau

750 ML | 25% ALC/VOL

Try Chareau in an
ALOE MARGARITA

1 part Chareau
1 part Tequila
1 part Fresh Lime Juice
1/4 part Agave Nectar

*1/2 the calories of a
classic margarita*

The alcohol industry is saturated with products containing high calories, artificial colors, flavors, sweeteners, and hidden processes, while consumers are seeking a more mindful approach to health and wellness. Chareau is a low-calorie, low-ABV alternative that can be enjoyed in a variety of cocktails or sipped simply on the rocks with sparkling water. Our signature cocktail, the Aloe Margarita, has become one of the "new skinny margaritas" all across the country.

Chareau's cocktail strategy is aligned with current trends, as the Margarita remains the top cocktail in the U.S., accounting for 1 in every 6.2 cocktails ordered at bars. A Margarita made with Chareau offers a lighter, more refreshing experience with half the calories of a traditional Margarita. Consumers are enjoying the Aloe Margarita, whether ordering it at bars or making it in pitchers at home for friends and family. In just three months, over 100,000 Aloe Margaritas were sold in California and Colorado alone.

> "The Aloe Margarita, in particular, has been a game-changer for so many of us, captivating both bartenders and consumers alike. With its balanced taste and natural ingredients, it has quickly become the go-to choice, replacing the traditional skinny margarita. Chareau's commitment to sustainability, with locally sourced ingredients, and their new beautiful packaging, further adds to the excitement surrounding this brand. I am thrilled to be part of Chareau's success story, and I can't wait to see what the future holds"

CHARLES CONTRERAS
Strategic Sourcing Senior Manager – Beverage


MGM RESORTS
INTERNATIONAL®

*The above testimonial may not be representative of the opinions or experiences of other Chareau carriers and is not a guarantee of future performance or success.

We pride ourselves on the positive response and accolades Chareau has been getting since it first hit shelves, and as a purpose-driven brand, we are committed to sustainably and transparently continuing to create the best drinks with locally sourced ingredients. We believe Chareau is a true gift from the hands and hearts of California's farmers and artisans.

THE MARKET & OUR TRACTION
Chareau's Rise in the $129B Liqueur Market

THE MARKET



$3B — **U.S. LIQUEUR MARKET**

51% — **HIGH-END PREMIUM LIQUEUR 3-YEAR GROWTH**

$129B — **GLOBAL LIQUEUR MARKET**

5.1% — **SPIRIT INDUSTRY'S ANNUAL REVENUE GROWTH**

Source / Source / Source / Source

The U.S. liqueur market is a $3B market with high-end premium options growing 51% in the last 3 years.[1] We believe Chareau is positioned well to both attract new consumers to the category and take market share from the competition by providing a delicious, low-calorie alternative to traditional liqueurs. Our competitors are name-brand liqueurs that can have more than double the calories and 3x the sugar. This opportunity extends greatly to the global market, where liqueurs have a market value of $129B and there is strong consumer demand for better-for-you options.[2]

TRACTION



$6.25M
RAISED IN FUNDING

250%
GROWTH RATE OVER PAST 3 YEARS

AVAILABLE IN
40+
STATES

SOLD IN OVER
100
WHOLE FOODS





FEATURED IN
bon appétit
The New York Times



Chareau meets consumer demand for options that match their healthier lifestyle and mindfulness toward sustainability. We've secured $6.25 million in funding, generated over $9.5 million in lifetime revenue, and achieved 250% growth over the past three years. In 2024, Chareau broke into the Top 10 Liqueurs by shelf presence and cocktail menu placements as recognized by an Overproof study of cocktails at the best bars, hotels, and restaurants across the country. With our recent growth, strategic partnerships, and expansion plans, we believe Chareau is well-positioned to pursue further growth opportunities in the spirits industry.

WHY INVEST

Join the Movement

Chareau is not only expanding in bars, restaurants, and retailers across the U.S., but we are excited to announce the opening of our new distillery in Santa Barbara, CA. From the beginning, Chareau has supported local farmers and produced each bottle in-house in Southern California. We are increasing production capacity and moving into a new facility in downtown Santa Barbara, closer to our farms and highly accessible for consumer tours and tastings. This new facility is intended to support our production capacity and provide additional opportunities for revenue and brand awareness in our home market. The region has a booming tourism traffic of over 7.2 million visitors annually, of which 15.1% will participate in an alcohol tasting, providing a new revenue stream and increasing brand awareness in our home market.



Experience the Free Spirit of California

chareau

Now is the time to join us as we bring low-calorie, delicious cocktails to more bars, restaurants, and retailers near you. Invest in Chareau today!

ABOUT

HEADQUARTERS

**4682 Calle Bolero Unit B
Camarillo, CA 93012**

WEBSITE

View Site ↗

Chareau is a leading light, refreshing spirit made with fresh California Aloe. The award-winning spirit has generated over $9.5M in revenue by bringing better-for-you into the bar and onboarding major retailers like Whole Foods Market, Erewhon, and Total Wine & More.

TERMS

Chareau

Overview

PRICE PER SHARE
$2.55

VALUATION
$16.31M

DEADLINE ⓘ
Feb. 18, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$10k - $600k

Breakdown

MIN INVESTMENT ⓘ
$499.80

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$599,999.70

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,921

MAX NUMBER OF SHARES OFFERED
235,294

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,729,056	$2,695,946
Cash & Cash Equivalents	$11,706	$458,055
Accounts Receivable	$132,137	$161,898
Short-Term Debt	$790,769	$635,766
Long-Term Debt	$1,458,723	$1,567,101
Revenue & Sales	$1,688,716	$1,419,257
Costs of Goods Sold	$798,137	$656,384
Taxes Paid	$0	$0
Net Income	-$1,316,420	-$2,301,714

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 cover the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Joinder to Shareholder Agreement

Shareholder Agreements. Execution of this Subscription serves as a Joinder Agreement whereby the Subscriber, as an "Investor" thereunder, agrees to the terms of, and becomes a party to, the Company's First Amended & Restated Shareholders Agreement dated March 28, 2024, and referred to as "Shareholder Agreement". Please refer to a summarization of these rights in the Company Securities section of the Offering Circular.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a Previous Investor in Chareau, you are eligible for additional 20% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 72 hours and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first week and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first two weeks and receive 20% bonus shares

Early Bird 4: Invest $25,000+ within the first two weeks and receive 25% bonus shares

Amount-Based Perks

Bronze: Invest $1,000+ and receive 1 bottle of Chareau + 20% off purchases from the Chareau online store and future tasting room for 1 year

Silver: Invest $5,000+ and receive 1 bottle of Chareau + 20% off purchases from the Chareau online store and future tasting room for 1 year + 5% bonus shares

Gold: Invest $10,000+ and receive 1 bottle of Chareau + 20% off purchases from the Chareau online store and future tasting room for 1 year + 10% bonus shares

Double Gold: Invest $25,000+ and receive 1 bottle of Chareau + 20% off purchases from the Chareau online store and future tasting room for 1 year + 15% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Charron Favreau S.P.C. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Charron Favreau S.P.C. common stock at $2.55 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $255. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

Imbibe

Elements: Chareau Aloe Liqueur

View Article

BevNET

Chareau Celebrates 10 Year Anniversary with Launch of New Packaging

View Article

Medium

Kurt Charron Of Chareau On 5 Things You Need To Create a Successful Food or Beverage Brand

View Article

bon appétit

The Plant-Based Mixer We're Adding to All Our Summer Cocktails

View Article

The New York Times

America Already Loves Spritzes. Now, It Just Needs Its Own Aperol.

View Article

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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

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For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

ARTICLES OF INCORPORATION

to

CHARRON FAVREAU, S.P.C.

A WA SOCIAL PURPOSE CORPORATION , effective on the date indicated below.

Effective Date: 02/11/2019
UBI Number: 604 378 362



Given under my hand and the Seal of the State of Washington at Olympia, the State Capital

Kim Wyman, Secretary of State

Date Issued: 02/11/2019

FILED
Secretary of State
State of Washington
Date Filed: 02/11/2019
Effective Date: 02/11/2019
UBI No: 604 378 362

ARTICLES OF INCORPORATION
OF
CHARRON FAVREAU, S.P.C.

ARTICLE 1

NAME

The name of this corporation is CHARRON FAVREAU, S.P.C.

ARTICLE 2

ORGANIZATION AND DURATION

This corporation is organized under the Washington Business Corporation Act (the "Act") as a social purpose corporation governed by Title 23B RCW of the Act. This corporation has perpetual existence.

ARTICLE 3

PURPOSE

1.1   This corporation is organized and operated as a social purpose corporation, to the greatest extent permitted a business corporation formed under Title 23B RCW of the Act. In pursuing any business, trade, or activity which may be conducted lawfully by a corporation organized under the Act, this corporation shall pursue the creation of a material positive impact on society and the environment, taken as a whole, assessed against a third-party standard, from the business and operations of this corporation (the "General Social Purpose").

1.2   This corporation is organized to carry out the above business in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short-term or long-term effects of, the corporation's activities upon any or all of:

(a) the corporation's employees, suppliers, or customers;

(b) the local, state, national, or world community; or

(c) the environment

1.3   In addition, the specific social purposes for which this corporation is organized (collectively, the "Specific Social Purposes") are to support education regarding craft and local liqueur production, and development of best practices in natural liqueur processing, including but not limited to actions and economic support to:

(a) education about the importance of craft and local liqueur production;

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(b) the advancement of low carbon footprint packaging and corporate activities; and

(c) economic and social assistance to organizations with similar goals or objectives.

1.4   The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the corporation.

1.5   Any proposed amendments to these Articles of Incorporation that constitute a material change to the General Social Purpose or Specific Social Purposes identified herein or the requirement of this corporation to assess pursuit of its General and Specific Social Purposes against a third-party standard identified herein, must be approved by at least two-thirds of the voting group comprising of all the votes of this corporation entitled to be cast on the proposed amendment, and by two-thirds of the holders of the outstanding shares of each class or series, voting as separate voting groups.

ARTICLE 4

REGISTERED OFFICE AND AGENT

The address of the registered office of the corporation is, 300 Deschutes Way SW, Suite 304, Tumwater, WA 98501, and the name of the registered agent at such address is Corporation Service Company.

ARTICLE 5

CAPITAL STOCK

The authorized capital stock of this corporation shall consist of fifty million (50,000,000) shares of Common Stock, each share having a par value of $0.0001 (the "Common Stock") and each share having the right to cast one vote in all actions of the shareholders of the corporation; and twenty million (20,000,000) shares of preferred stock, each having a par value of $0.0001 (the "Preferred Stock").

The Company shall maintain records of funds paid by purchasers of Common Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts of funds paid as specified above, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Common Stock in proportion to the amounts paid.

The Board of Directors shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into classes or series, or both, and to provide for the issuance of such shares in an aggregate amount not exceeding the number of shares of Preferred Stock authorized by these Articles of Incorporation, as amended from time to time; and to

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Amount Received: $230.00

determine with respect to each such class and/or series the voting powers, if any (which voting powers, if granted, may be full or limited), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions relating thereto, including without limiting the generality of the foregoing, the voting rights relating to shares of Preferred Stock of any class and/or series (which may be one or more votes per share or a fraction of a vote per share, which may vary over time and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any class and/or series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Stock of any class and/or series in the event of liquidation, dissolution or winding up of the affairs of the corporation, the rights, if any, of holders of Preferred Stock of any class and/or series to convert or exchange such shares of Preferred Stock of such class and/or series for shares of any other class or series of capital stock or for any other securities, property or assets of the corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable), whether or not the shares of that class and/or series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that class and/or series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation.

Before the corporation shall issue any shares of Preferred Stock of any class and/or series, articles of amendment in a form meeting the requirements of the Washington Business Corporation Act, as amended, setting forth the terms of the class and/or series and fixing the voting powers, designations, preferences, the relative, participating, optional or other special rights, if any, and the qualifications, limitations and restrictions, if any, relating to the shares of Preferred Stock of such class and/or series, and the number of shares of Preferred Stock of such class and/or series authorized by the Board of Directors to be issued shall be filed with the Secretary of State of the State of Washington in the manner prescribed by the Washington Business Corporation Act, and shall become effective without any shareholder action. The Board of Directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

ARTICLE 6

PREEMPTIVE RIGHTS

Shareholders of this corporation shall not have preemptive rights to acquire additional shares of stock or securities convertible into shares of stock issued by the corporation.

Work Order #: 2019020700080082 - 1

Received Date: 02/07/2019

Amount Received: $230.00

ARTICLE 7

DIRECTORS

The number of directors of this corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified there.

ARTICLE 8

CUMULATIVE VOTING

Shareholders of this corporation shall not have the right to cumulate votes in the election of directors.

ARTICLE 9

STANDARD OF CONDUCT FOR BOARD MEMBERS AND OFFICERS

In discharging the duties of their respective positions to act in the best interests of this corporation—including a merger, share exchange, sale of substantially all the assets of this corporation or similar transaction—the board of directors, committees of the board, and individual directors and officers of this corporation shall consider the effects of any action or inaction on:

(a)   the ability of this corporation to accomplish its General and Social Purposes;

(b)   the shareholders of this corporation;

(c)   the employees and workforce of this corporation and its subsidiaries and suppliers;

(d)   the interest of customers as beneficiaries of the General or Specific Social Purposes;

(e)   community and societal considerations, including those of any community in which offices or facilities of this corporation or its subsidiaries or suppliers are located;

(f)   the local and global environment; and

(g)   the short-term and long-term interests of this corporation, including benefits that may accrue to this corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of this corporation.

The board of directors, committees of the board, and individual directors and officers of this corporation shall not be required to give priority to any person or group referenced above over the interests of any other person or group. For the avoidance of doubt, the board of directors, committees of the board, and individual directors and officers of this corporation, upon consideration of the effects on any person or group referenced above, may accept an offer, between

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competing offers, of a lower price per unit in a merger, share exchange, sale of all or substantially all of the assets of this corporation or similar transaction.

This corporation's shareholders shall enjoy the right, through derivative action brought on behalf of this corporation, to enforce the fiduciary duties required by this section.

ARTICLE 10

LIMITATION OF DIRECTOR LIABILITY

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for:

(a)   Acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director;

(b)   Conduct violating RCW 23B.08.310 (which involves certain distributions by the corporation);

(c)   Any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Without limiting the generality of the foregoing, any action taken as a director, or any failure to act, that a director reasonably believes is intended to promote one or more of the social purposes of this corporation as set forth in Article 3, shall be deemed to be in the best interests of this corporation.

If the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE 11

INDEMNIFICATION OF DIRECTORS

11.1   The corporation shall indemnify its directors to the full extent permitted by the Act now or hereafter in force. However, such indemnity shall not apply on account of:

(a)   Acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

(b)   Conduct of the director finally adjudged to be in violation of RCW 23B.08.310; or

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Amount Received: $230.00

(c)   Any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The corporation shall advance expenses for such persons pursuant to the terms set forth in the Bylaws, or in a separate directors' resolution or contract.

11.2   The board of directors may take such action as is necessary to carry out these indemnification and expense advancement provisions. It is expressly empowered to adopt, approve, and amend from time to time such Bylaws, resolutions, contracts, or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions. Such Bylaws, resolutions, contracts or further arrangements shall include but not be limited to implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

11.3   No amendment or repeal of this Article shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE 12

TRANSACTIONS IN WHICH DIRECTORS HAVE AN INTEREST

Any contract or other transaction between this corporation and one or more of its directors, or between this corporation and any corporation, firm, association or other entity of which one or more of its directors are shareholders, members, directors, officers or employees or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the board of directors which acts upon or in reference to such contract or transaction and notwithstanding his or their participation in such action, by voting or otherwise even though his or their presence or vote, or both, might have been necessary to obligate this corporation upon such contract or transaction; provided, that the transaction is fair to the corporation at the time it is authorized, approved, or ratified.

ARTICLE 13

ACTION BY NONUNANIMOUS SHAREHOLDER CONSENT

13.1   Subject to the provisions of RCW 23B.07.040, shareholders will be permitted to act by less than unanimous consent of all shareholders entitled to vote on an action.

13.2   Before the date on which the action becomes effective, notice of the taking of such action shall be given to each shareholder of record, describing with reasonable clarity and specifying the general nature of the action approved, stating the effective date and time of the approved action, and accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action. Except as otherwise provided

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in RCW 23B.07.040, such notice shall be given as follows: (a) if mailed, by deposit in the U.S. mail prior to the specified effective time of such action, with first-class postage thereon prepaid, correctly addressed to each shareholder of record at the shareholder's address as it appears on the current record of shareholders of the corporation; or (b) if delivered by personal delivery, by courier service, by wire or wireless equipment, by telegraphic or other facsimile transmission, or by any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder of record at the physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation, prior to the specified effective time of such action.

ARTICLE 14

MAJORITY VOTE

If a vote of the shareholders is required to authorize any of the following matters, such matters need be approved by a majority of all votes, unless otherwise specified herein, of each voting group entitled to be cast on the matter:

(a)   Amendment to Articles of Incorporation;

(b)   Plan of Merger or Consolidation or Plan of Share Exchange;

(c)   Sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business; or

(d)   Proposal to dissolve the corporation.

ARTICLE 15

BUSINESS OPPORTUNITIES

No director or officer of the corporation, or any related person of any such director or officer, shall have the duty (fiduciary or otherwise) or obligation, if any, to offer the corporation the right to have or participate in business opportunity (within the meaning of the Act) prior to the pursuit or taking of the opportunity by the director or officer or related person; provided that the foregoing disclaimer shall not apply to an officer or related person of an officer unless the board of directors, by action of qualified directors taken in compliance with the Act, approves the application of such disclaimer to that officer or related person of that officer, which approval may condition the application of such disclaimer to such officer or related person of that officer on any basis.

ARTICLE 16

SOCIAL PURPOSE REPORT

Under RCW 23B.25.150 and within four months of the close of this corporation's fiscal year, the board of directors shall cause a social purpose report to be furnished to the shareholders

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Amount Received: $230.00

by making such report publicly accessible, free of charge, at the corporation's principal internet web site address. The annual social purpose report shall include:

    (a)   A narrative description of the ways in which this corporation pursued its purposes identified herein, and the extent to which these purposes were achieved;

    (b)   Any circumstances that may have hindered this corporation from achieving the purposes herein;

    (c)   The identity of, and process and rationale for selecting or changing, the third-party standard used to assess the purposes identified herein; and

    (d)   An assessment of the overall social and environmental performance of this corporation against a third-party standard:

        (i)   applied consistently with any application of that standard in prior benefit reports; or

        (ii)   accompanied by an explanation of the reasons for:

            (A)   any inconsistent application; or
            (B)   the change to that standard from the one used in the immediately prior report

For the purposes of these Articles of Incorporation, a "third-party standard" shall mean a recognized standard for defining, reporting, and assessing corporate social and environmental performance that is

    (a)   Comprehensive because it assess the effect of the business and its operations upon the interests listed at Article X, Section 10.1;

    (b)   Developed by an entity that is not controlled by this corporation;

    (c)   Credible because it is developed by an entity that both

        (i)   has access to necessary expertise to assess overall corporate social and environmental performance; and

        (ii)   uses a balanced multi-stakeholder approach to develop the standard, including a reasonable public comment period; and

    (d)   Transparent because the following information is publicly available:

        (i)   about the standard:

            (A)   the criteria considered when measuring the overall social and environmental performance of a business;

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(B)   the relative weightings, if any, of those criteria

(ii)   about the development and revision of the standard:

    (A)   the identity of directors, officers, material owners, and the governing body of the entity that developed and controls revisions to the standard;

    (B)   the process by which revisions to the standard and changes to the membership of the governing body are made;

(iii)   an accounting of the revenue and sources of financial support for the entity with sufficient detail to disclosure any relationships that could reasonably be considered to present a potential conflict of interest.

[signature page follows]

Work Order #: 2019020700080082 - 1
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SIGNATURE PAGE

ARTICLES OF INCORPORATION OF

CHARRON FAVREAU, S.P.C.

The undersigned, as incorporator of CHARRON FAVREAU, S.P.C., has signed these Articles of Incorporation on February 5, 2019.



G. Scott Greenburg, Incorporator,
c/o FarPoint Venture Law P.C.
2603 3rd Ave, Suite 100
Seattle WA 98121

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Amount Received: $230.00

CONSENT TO SERVE AS REGISTERED AGENT

Corporation Service Company ("Agent") hereby consents to serve as Registered Agent in the State of Washington for **CHARRON FAVREAU, S.P.C.,** Agent acknowledges that as agent for the corporation, Agent will be responsible for receiving service of process in the name of the corporation; forwarding all mail to the corporation; and immediately notifying the Office of the Secretary of State in the event of Agent's resignation, or of any changes in the registered office of the corporation for which Agent is the Registered Agent.

DATED: ___2. 6. 2019___ .

Registered Office Address:

Registered Agent:

Signature: ___Elizabeth A Smith___
Name & Title: _Elizabeth A. Smith, Asst. V.P._

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

Office of the Secretary of State
Corporations & Charities Division

James M. Dolliver Building
801 Capitol Way South • PO Box 40234
Olympia, WA 98504-0234
Tel: 360.725.0377
www.sos.wa.gov/corps

Congratulations:

You have completed the initial filing to create a new business entity. The next step in opening your new business is to complete a Business License Application. You may have completed this step already. The Business License Application can be completed online or downloaded at: http://www.bls.dor.wa.gov/.

If you have any questions about the Business License Application, or would like a Business License Application package mailed to you, please call the Department of Revenue at 1-800-451-7985.

If you have questions about annual reports or registered agent requirements, please contact the Corporations Division at 360-725-0377 or visit our website at: http://www.sos.wa.gov/corps.

CORPORATION SERVICE COMPANY
300 DESCHUTES WAY SW STE 304
TUMWATER WA 98501

IMPORTANT

To keep your filing status active and avoid administrative dissolution, you must:

1. File an Initial Report within 120 days of the date your corporation or limited liability company (LLC) was filed. The date of filing is stated on your certificate. Please go online to file your initial report at www.sos.wa.gov/ccfs.

2. File an Annual Report each year before the anniversary of the filing date for the entity. The registered agent will be sent notice of the Annual Report requirement. It is the corporation or LLC's responsibility to file the report on time even if no notice is received.

3. Maintain a Registered Agent and registered office in this state. You must file a statement of change or designation of registered agent if there are any changes in your registered agent, agent's address, or registered office address. Failure to file changes with the Corporations Division will result in misrouted mail, and possibly lead to administrative dissolution.

If you have questions please contact our office at: corps@sos.wa.gov, 360-725-0377, or visit our website www.sos.wa.gov/corps.

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

FIRST AMENDED & RESTATED SHAREHOLDERS AGREEMENT

This First Amended & Restated Shareholders Agreement Agreement, effective as of the Effective Date (as defined below), is made and agreed to by and among Charron Favreau, S.P.C., a Washington social purpose corporation (the "Company"), Halliser CB2 LP, as holder of Common Shares (as defined below) and Series A Preferred Shares (as defined below) ("Ardent"), Kurt Charron (the "Founder"), and each of the other undersigned shareholders of the Company, and Senior Preferred Investors and any other securityholder of the Company who from time to time becomes a party to this Agreement by executing this Agreement or a Joinder Agreement in the form attached as Exhibit A hereto (each a "Shareholder" and collectively, the "Shareholders"), and the Agreement amends and supersedes in its entirety that certain Shareholders Agreement of the Company effective on or about August 16, 2021.

RECITALS

WHEREAS, Ardent, the Founder and the other Shareholders executing this Agreement desire to enter into this Agreement for the purpose of providing for certain matters relating to their relationship as Shareholders, and to amend and restate a prior agreement with respect to the subject matter hereof; and

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. **Definitions**

The following capitalized terms, as used in this Agreement, shall have the meanings set forth below:

"Affiliate" means, with respect to any Person, (a) any other Person that, directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, (b) any other Person that is an officer, director, the holder or beneficial owner of more than ten (10%) of the outstanding voting or equity interests, partner or, in the case of a trust, the beneficiary or trustee, of such Person, and (c) any other Person in or for which such Person is an officer, director, the holder or beneficial owner of more than ten percent (10%) of the outstanding voting or equity interests, partner or, in the case of a trust, the beneficiary or trustee. For purposes of this definition, the term "control" means the possession, directly or indirectly, of the power to direct or to cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Approved Budget" means the then-current operating budget for the Company, as determined by the Board, no less frequently than annually.

"Articles of Incorporation" means the Company's Second Amended and Restated Articles of Incorporation dated as of even date herewith.

"Board" means the Company's board of directors, composed as set forth in Section 2.1.

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

"Bona Fide Offer" means an arm's-length offer in writing by a Person who is not an Affiliate setting forth a specific purchase price, the form of consideration to be offered and a closing date of not more than 90 days from the date of the Bona Fide Offer.

"CF Major Shareholders" means each shareholder that at the Effective Date holds a minimum of 1% of the Company's Outstanding Common Shares, provided that any of them will remain CF Major Shareholders only so long as they continue to hold a minimum of 1% of the Company's Common Shares.

""Common Shareholder" means any Person that holds Common Shares.

"Common Shares" means the shares of Company's common stock, par value $0.0001, and any other common equity securities hereafter issued by the Company, and any other shares of stock issued or issuable with respect thereto (whether by way of stock dividend, stock split, or in exchange for or upon conversion of such shares in connection with a share combination, recapitalization, merger, consolidation or other corporate reorganization).

"Drag Along Group" has the meaning set forth in Section 6.1(a).

"Drag-Along Sellers" has the meaning set forth in Section 6.1(a).

"Effective Date" means March 28, 2024.

"Family Members" means a Shareholder's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons.

"Founder" means the Company's founder, Kurt Charron.

"Independent Third-Party" means any Person who, immediately prior to a contemplated transaction, (a) does not own in excess of 10% of the Company's issued and outstanding Shares (a "10% Owner"), (b) is not controlling, controlled by or under common control with any 10% Owner, (c) is not a Family Member of any 10% Owner, (d) is not a trust for the benefit of (i) any 10% Owner, (ii) an entity controlling, controlled by or under common control with any 10% Owner, and/or (iii) the Family Member of any 10% Owner, or (e) is not an Affiliate of a Shareholder.

"Investment Agreement" means the Investment Agreement, dated as of August 16, 2021, between the Company and Ardent.

"Majority in Interest" means, unless the context otherwise requires, with respect to any class of Shares, the holders of a majority of the issued and outstanding Shares of such class.

"New Securities" means (a) any Shares or other securities of the Company that are not issued and outstanding as of the Effective Date, (b) any security convertible into or exercisable or exchangeable for, with or without consideration, any Shares or other security of the Company (including any option to purchase such a convertible security); (c) any security carrying any warrant or right to subscribe to or purchase any Shares or other security of the Company; or (d) any such warrant or right.

2

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

"Notice Period" has the meaning set forth in Section 5.2(c).

"Offer Notice" has the meaning set forth in Section 5.2(a).

"Other Shareholders" has the meaning set forth in Section 5.2(a).

"Permitted Indebtedness" means (a) long-term, below-market interest rate loans made pursuant to government-sponsored COVID-19 relief or other similar crisis relief programs, (b) bank or lender lines of credit for working capital purposes in an aggregate amount not to exceed $250,000 and (c) existing debt of the Company outstanding as of the Effective Date that is refinanced at a lower interest rate after the Effective Date.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

"Sale of the Company" means the sale of the Company to an Independent Third-Party or group of Independent Third-Parties pursuant to which such party or group acquires (i) all of the issued and outstanding Shares (whether by merger, consolidation, or sale or transfer of the Company's shares) or (ii) all or substantially all of the Company's assets determined on a consolidated basis.

"Securities Act" means the Securities Act of 1933, as amended.

"Senior Preferred Investors" means purchasers and owners of the first designated series of Preferred Stock issued by the Company that is senior in liquidation priority to the Company's Series A Preferred Stock.

Series A Preferred Shares" means the non-voting shares of the Company's preferred stock, designated in the Company's Articles of Incorporation as "Series A Preferred Stock", par value $0.0001.

"Series A Shareholder" means a holder of Series A Preferred Shares.

"Series A Shares Invested Amount" means, with respect to the Series A Shareholder at any time, the aggregate purchase price paid by the Series A Shareholder for purchases of the Series A Preferred Shares then-held by the Series A Shareholder

Shareholder" and "Shareholders" each has the meaning set forth in the preamble of this Agreement, and includes Senior Preferred Investors who execute this Agreement.

"Shares" means Common Shares (including any option, warrant, right or similar security exercisable into, exchangeable for, or convertible into Common Shares), Series A Preferred Shares and any other duly authorized equity security of the Company.

"Transfer" means any direct or indirect offer, transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any

3

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

Shares of the Company or of any rights therein. "Transferred" means the accomplishment of a Transfer, and "Transferee" means the recipient of a Transfer.

"Target Purchase Price" means a per-Share purchase price reflecting a pre-money enterprise valuation of the Company at least equal to the product of (a) 10 and (b) the Company's trailing-twelve-month net sales revenue based on sales of at least 50,000 nine-liter cases during such period.

"Transferring Shareholder" has the meaning set forth in Section 5.2(a).

"Unallocated Shares" has the meaning set forth in Section 5.2(b)(ii).

2.   **Management by the Board**

2.1   Management by the Board.   Subject to the provisions of this Agreement and applicable law, the business and affairs of the Company shall be conducted, and all its powers shall be exercised, by or under the direction of the Board in accordance with the terms of the Approved Budget. Except as provided to the contrary herein, the Board is empowered and authorized, without the consent of any Shareholder, to cause the Company to take any and all actions relating to the business and purpose of the Company.

The Board shall consist of up to five (5) members, all holders of voting stock shall affirmatively vote to maintain the Board at the minimum of three members, and in connection with any election of directors, all holders of voting stock shall affirmatively vote to elect and reelect directors nominated as follows:

(a)   The Founder;

(b)   Two (2) members of the Board nominated by the Founder, one of whom shall initially be G. Scott Greenburg;

(c)   one (1) member of the Board nominated by Ardent as holder of a Majority in Interest of voting shares then held by CF Major Shareholders, whom shall initially be Brian Chow; And

(d)   one (1) member nominated by the holder(s) of a Majority in Interest of voting shares held by the Senior Preferred Investors.

2.2   Board Meetings.

(a)   Members of the Board holding a majority of the votes of the entire Board shall constitute a quorum for the conduct of business of the Board; *provided*, that such majority must include the Founder to constitute a quorum. A meeting of the Board may be adjourned by the members in attendance to the extent that a quorum is not present.

(b)   Regular meetings of the Board shall be no less frequently than quarterly on dates to be determined by the Board, at the principal offices of the Company or such other place as may be determined by the Board, pursuant to written notice sent to each member of the

Board stating the date and hour of each such regular meeting. Special meetings of the Board may be called pursuant to written notice sent to each member of the Board stating the date and hour of the meeting and the purpose or purposes for which the meeting is called, and shall be held at the principal offices of the Company or such other place as may be determined by the Board. Notice of a regular or special meeting shall be delivered not less than three nor more than 15 business days before the date of such meeting, either in person, by email or by mail, by or at the direction of any two or more Board members, to each Board member entitled to vote at such meeting. The members of the Board shall be entitled to reimbursement for reasonable travel expenses to attend meetings of the Board in person, subject to the Company's policies regarding reimbursement for Board-related expenses.

(c)   Meetings of the Board may be conducted by means of telephone or videoconference or other communications equipment as to permit all persons participating in the meeting to hear each other, and a Board member participating in such a meeting by such means is deemed present at the meeting.

(d)   Matters to be decided or approved by the Board may be passed, approved, authorized or otherwise decided by the Board by unanimous written consent in lieu of a meeting.

2.3   Authority of the Board. Subject to Section 2.4, the Board shall have the power and authority, on behalf of the Company, to:

(a)   supervise and manage the business of the Company;

(b)   determine the Company's Approved Budget;

(c)   except for sales of Common Shares provided for under Section 2.3(e) of the Investment Agreement and Permitted Indebtedness, the issuance by the Company of any additional equity or debt securities or any material modifications to any outstanding equity or debt securities previously issued by the Company;

(d)   the creation, renewal or material modification to any contract or obligation of or with the Founder or other Shareholders;

(e)   entry by the Company into any partnership, consortium, joint venture or profit-sharing arrangement;

(f)   dividends to any Shareholders of any available cash of the Company;

(g)   any Transfer of the Shares of the Founder;

(h)   any decision by the Company to modify or decline to renew any of its Federal and/or state liquor regulatory authority approvals, licenses or permits;

(i)   sell, lease, exchange or otherwise dispose of all or substantially all of the Company's assets;

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

(j)   merge, consolidate or otherwise provide for any business combination of the Company with any other entity;

(k)   reorganize or convert to a form of entity other than a corporation; or

(l)   make any voluntary filing or consent to any involuntary filing against the Company under any bankruptcy or insolvency law, or make a general assignment for the benefit of creditors, or admit that the Company cannot pay its debts as they become due;

(m)   appoint and remove at its pleasure agents and employees of the Company, define their duties, fix their compensation in accordance with the Approved Budget, and enter into written agreements with such agents and employees;

(n)   enter into, make, perform and carry out all types of contracts, and execute any and all other instruments as they shall deem necessary or appropriate;

(o)   purchase, lease or otherwise acquire any real or personal property in connection with or relating to the business of the Company;

(p)   prepare all reports required by any governmental or administrative agency;

(q)   file, on behalf of the Company, all required local, state and federal tax returns, annual reports, and other documents relating to the Company;

(r)   cause the Company to carry such property and casualty, liability and other insurance as the Board may deem necessary or appropriate;

(s)   cause the Company to purchase or bear the cost of any insurance covering the potential liabilities of the agents, officers and employees of the Company in carrying out their responsibilities for the Company;

(t)   make disbursements of money in the ordinary course of business; open, maintain, and close bank accounts and draw checks or other orders for the payment of monies;

(u)   borrow money on behalf of the Company upon such terms and conditions as the Board may deem necessary or appropriate; execute promissory notes, drafts and other instruments and evidences of indebtedness, and secure the payment thereof by mortgage, pledge or assignment of, or security interest in, all or any part of the Company assets; and refinance, recast or modify any of the obligations of the Company and the instruments securing those obligations;

(v)   deposit any available cash with such banks, thrift institutions or other associations as the Board may deem appropriate; invest any available cash in such other investments as the Board may deem appropriate, and withdraw, pay, retain and, subject to Section 2.3, distribute the Company's funds in a manner consistent with the purposes of this Agreement;

(w)   selection of the method of accounting and bookkeeping procedures to be used by the Company;

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(x)   defend, pay, compromise, arbitrate, or otherwise adjust claims or demands against the Company; and

(y)   take any and all other action that is permitted under the law and that is customary or reasonably related to the ordinary business of the Company.

2.4   Removal of Members of the Board.

(a)   The Founder shall serve until his voluntary resignation, death or such time as holds no Common Shares, and if vacant the position shall be filled on nomination and election by a Majority in Interest of the holders of Common Shares.

(b)   Any member of the Board elected by the Founder under Section 2.1(b) shall serve until their successor is duly elected and qualified, or his or her earlier death, resignation or removal as provided herein.

(c)   Any member of the Board elected by the holder of a Majority in Interest of voting shares held by CF Major Shareholders under Section 2.1(c) shall serve until their successor is duly elected and qualified, or his or her earlier death, resignation or removal as provided herein.

(d)   Any member of the Board elected by the holder of a Majority in Interest of voting shares held by Senior Preferred Investors under Section 2.1(d) shall serve until their successor is duly elected and qualified, or his or her earlier death, resignation or removal as provided herein.

3.   **Issuance of New Securities**

3.1   Issuance of New Securities.

(a)   The issuance of any New Securities by the Company must be approved by the Board, and such issuance shall not be effective until such new shareholder or other securityholder executes a Joinder Agreement in the form of Exhibit A hereto, and thereby becomes a party to this Agreement.

3.2   Preemptive Rights.

(a)   Subject to applicable securities laws, each Shareholder holding 1% or more of outstanding Company shares ("Eligible Shareholder") shall have a right of first refusal to purchase its pro rata share of all New Securities approved for issuance pursuant to Section 3.1 that the Company may, from time to time, propose to issue after the Effective Date, other than the New Securities excluded by Section 3.2(d). For purposes of this Section 3.2(a), the Shareholder's pro rata share shall be the ratio that (i) the total number of Shares owned by the Shareholder immediately prior to the issuance of the New Securities bears to (ii) the aggregate number of Shares then outstanding.

(b)   If the Company proposes to issue any New Securities, it shall give each Eligible Shareholder notice of its intention, describing the New Securities, the price and the terms and conditions upon which the Company proposes to issue the same. Each Eligible Shareholders shall have 30 days from receipt of such notice to agree to purchase its pro rata share of the New Securities for the price and upon the terms and conditions specified in the notice by giving notice to the Company and stating therein the quantity of New Securities to be purchased up to such pro rata or more at the request of each Eligible Shareholders and election of the Company. Notwithstanding the foregoing, the Company shall not be required to offer or sell such New Securities to an Eligible Shareholder if the Company would be in violation of applicable federal securities laws by virtue of such offer or sale.

(c)   If an Eligible Shareholder fails to exercise in full the rights of first refusal granted pursuant to this Section 3.2, the Company shall have 120 days thereafter to sell the New Securities, including the New Securities in respect of which the rights of the Eligible Shareholder were not exercised, at the same price and upon substantially the same general terms and conditions specified in the Company's notice to the Eligible Shareholders pursuant to Section 3.2(b). If the Company has not sold such New Securities within 120 days of the notice provided pursuant to Section 3.2(b), the Company shall not thereafter issue or sell any New Securities without first offering such securities to each Eligible Shareholder in the manner provided above.

(d)   The Eligible Shareholder preemptive rights under this Section 3.2 shall not apply with respect to the following New Securities:

(i)   New Securities issued to directors, employees, officers or consultants;

(ii)   New Securities issued or issuable pursuant to any options, warrants or convertible securities, so long as the preemptive rights under this Section 3.2 were complied with, waived or were inapplicable pursuant to any provision of this Section 3.2 with respect to the initial sale or grant by the Company of such rights or agreements;

(iii)   New Securities issued in connection with a merger, consolidation, strategic alliance, acquisition, or similar business combination;

(iv)   New Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial or lending institution;

(v)   New Securities that are issued by the Company pursuant to an effective registration statement filed under the Securities Act;

(vi)   New Securities issued in connection with strategic transactions involving the Company and other entities, including: (A) joint ventures, manufacturing, marketing, licensing or distribution arrangements; or (B) technology transfer or development arrangements;

(vii)   Common Shares issued in accordance with Section 2.3(e) of the Investment Agreement; or

(viii)   New Securities that are otherwise excluded by a vote or consent of a majority of the Board of Directors.

(e)   The failure of the Eligible Shareholder to give notice of its intention to exercise its preemptive rights under this Section 3.2 within the applicable time periods provided for herein in connection with a proposed issuance of New Securities shall be deemed an absolute waiver of the Eligible Shareholder's rights under this Section 3.2 solely in connection with such proposed issuance.

4.   Options Pool

On and after the Effective Date, the Company may establish a pool of equity options (or increase a currently established pool) that may be granted to certain senior management personnel of the Company for the issuance of Common Units, when and as determined by the Board, in an aggregate amount up to 15% of the Company's outstanding Common Units on the Effective Date. The Board shall issue such options in accordance with the Company's equity options plan setting forth the terms and conditions of such issuances.

5.   Transfers by Shareholders

5.1   General Restrictions on Transfer. Each Shareholder agrees that he or she will not directly or indirectly Transfer all or any portion of the Shares now owned or hereafter acquired by such Shareholder, except in connection with, and strictly in compliance with the conditions of, one of the following:

(a)   Transfers approved by the Board and effected in accordance with the procedures set forth in Sections 6.2, 6.3 and 6.4;

(b)   Transfers to an Affiliate of a Shareholder in which case the provisions of Sections 5.2, 5.3 and 5.4; shall not apply; provided, that the Transferee shall have entered into an enforceable written agreement providing that all securities so Transferred shall continue to be subject to all provisions of this Agreement as if such securities were still held by the Transferring Shareholder; or

(c)   Transfers for estate planning purposes by a Shareholder to his or her Family Members or to a trust of which he or she is the settlor for the benefit of himself or herself or his or her Family Members or Transfers by such trust to another trust established for the benefit of a Shareholder or his or her Family Members or Transfers by will or laws of descent upon the death of the Shareholder, in each of which cases the provisions of Sections 5.2, 5.3 and 5.4; shall not apply; provided, that the Transferee shall have entered into an enforceable written agreement providing that all securities so Transferred shall continue to be subject to all provisions of this Agreement as if such securities were still held by the Transferring Shareholder.

5.2   Right of First Refusal.

(a)   If any Shareholder (the "Transferring Shareholder") receives a Bona Fide Offer to purchase any or all of such Shareholder's Shares from an Independent Third-Party that such Shareholder intends to accept (whether initiated by the Shareholder or the Independent Third-

Party), the Transferring Shareholder shall, at least 30 days prior to such Transfer of Shares, deliver a written notice (the "Offer Notice") to the Company and the other Shareholders (the "Other Shareholders"), specifying in reasonable detail the identity of the prospective Transferee(s), the Shares to be transferred and all of the terms and conditions of the proposed Transfer, except for a proposed Transfer of Shares by a Transferring Shareholder pursuant to Section 5.1(b) or 5.1(c).

(b)   The Company and each other Shareholder may elect to purchase any or all of the Shares specified in the Offer Notice at the price and on the terms and conditions specified therein by delivering written notice (setting forth the number of Shares the Company or such Other Shareholder elects to purchase) to the Transferring Shareholder within 20 days after delivery of the Offer Notice (the "Notice Period"); *provided*, that the Company shall have the first right to purchase all or any portion of the Shares specified in the Offer Notice and the Other Shareholders shall not have the right to purchase any of such Shares not purchased by the Company unless they, in the aggregate, elect to purchase all of the Shares specified in the Offer Notice not purchased by the Company. The Transferring Shareholder shall not be permitted to Transfer a different number of Shares pursuant to this Section 5.2(b) than the number set forth in the Offer Notice. If more than one of the Other Shareholders elects to purchase Shares specified in the Offer Notice, then:

(i)   each electing Other Shareholder shall be entitled to purchase a quantity of such Shares equal to the product of (x) the quotient determined by dividing the number of Shares owned by such Other Shareholder by the aggregate number of Shares owned by all the Other Shareholders electing to purchase Shares in such Transfer and (y) the aggregate number of Shares available to be purchased by the Other Shareholders in the contemplated Transfer; *provided*, that no such Other Shareholder shall be required to purchase more Shares than the amount such Other Shareholder has elected to purchase; and

(ii)   if any Shares specified in the Offer Notice are not allocated pursuant to clause (i) above ("Unallocated Shares"), then each Other Shareholder shall be entitled to purchase an additional quantity of Shares offered in the contemplated Transfer equal to the product of (x) the quotient determined by dividing the number of Shares owned by such Other Shareholder by the aggregate number of Shares owned by all the Other Shareholders and (y) the aggregate number of Unallocated Shares; provided, that no such Other Shareholder shall be required to purchase more Shares than the amount such Other Shareholder has elected to purchase; *provided further*, that this clause (ii) shall continue to be applied and reapplied as may be required until all of the Shares specified in the Offer Notice have been allocated.

(c)   Any Shares specified in the Offer Notice that are not acquired pursuant to this Section 5.2 may be Transferred to the Transferee(s) identified therein only during the 30-day period after the expiration of the Notice Period and only on terms no more favorable to the Transferring Shareholder than those contained in the Offer Notice. Promptly after such Transfer, the Transferring Shareholder shall notify the Other Shareholders of the consummation thereof and shall furnish such evidence of the completion and time of completion of such Transfer and of the terms thereof as may reasonably be requested by any of the Other Shareholders. If, at the end of such 30-day period, the Transferring Shareholder has not completed the Transfer of the Shares as

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

aforesaid, all the restrictions on Transfer contained in this <u>Section 5.2</u> shall again be in effect with respect to such Shares.

5.3   <u>Obligations of Transferees</u>. Notwithstanding any other provision of this Agreement, no Shareholder shall Transfer any Shares, unless (i) such Transfer complies with all of the conditions specified in this Agreement and all applicable U.S. and state securities laws, and (ii) the Transferee of such securities agrees to be bound by all of the terms and conditions of this Agreement and executes and delivers to the Company a Joinder Agreement. Any purported Transfer in violation of this <u>Section 5.3</u> shall be null and void and of no force or effect, and the Company shall not record any such Transfer on its stock transfer books.

5.4   <u>Sales to Competitors</u>. Notwithstanding any other provision of this <u>Section 5</u>, each Shareholder hereby agrees not to directly or indirectly Transfer any Shares or other securities of the Company to any Person whose activities, products or services are competitive with activities, products or services of the Company as of the date of the proposed Transfer. The Company may impose stop transfer instructions with its transfer agent in order to enforce the foregoing covenant.

5.5   <u>Compliance with Law</u>. Notwithstanding any other provision of this Section 5, each Transfer shall be subject to any required approvals by applicable Federal and/or state liquor authorities.

6.   **Sale of the Company**

6.1   <u>Drag Along Rights.</u>

(a)   *At or Above the Target Purchase Price.* At any time, in the event that either (i) the Board of Directors or (ii) a majority of the holders of the Company's voting stock (either (i) or (ii), as applicable, the "<u>Drag-Along Seller</u>") desire and are legally able to accept a Bona Fide Offer for the sale of all, but not less than all, of its/their Shares, collectively, for a purchase price equal to or in excess of the Target Purchase Price, then the remaining Shareholders (the "<u>Drag Along Group</u>") shall, if requested by the Drag-Along Seller, Transfer or cause to be Transferred, to such offeror, all of their Shares on the same terms and conditions applicable to the Drag-Along Seller..

(b)   *Drag-Along Notice.* The Drag-Along Sellers shall exercise their rights pursuant to this <u>Section 6.1</u> by delivering a written notice (the "<u>Drag-Along Notice</u>") to each Shareholder within the Drag-Along Group no less than 20 days before the closing date of any proposed Sale of the Company subject to this <u>Section 6.1</u>. The Drag-Along Notice shall make reference to the Drag-along Sellers' rights and obligations hereunder and shall specify in reasonable detail: (a) the name of the Person(s) to whom the Shares of the Company are proposed to be sold; (b) the proposed closing date of the Sale of the Company; and (c) the per share purchase price and the other material terms and conditions of the proposed Sale of the Company.

(c)   *Conditions of Sale.* Each Shareholder within the Drag-Along Group shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Drag-Along Sellers make or provide in connection with the proposed Sale of the Company. Each Shareholder within the Drag-Along Group shall take all actions as may be reasonably necessary to consummate the Sale of the Company, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Drag-Along Sellers. In furtherance of the provisions of this Section 6.1, if 30 days after receipt by a Shareholder of the Drag Along Notice such Shareholder has not executed the purchase agreement or such other document which by its terms conveys such Shareholder's Shares, such Shareholder hereby (i) irrevocably appoints the Board as its agent and attorney-in-fact (with full power of substitution) to execute all agreements, instruments and certificates and take all actions necessary or desirable to effectuate any Sale of the Company hereunder, and (ii) grants to the Board a proxy (which shall be deemed to be coupled with an interest and irrevocable) to vote the Shares held by such Shareholder and exercise any consent rights applicable thereto in favor of any Sale of the Company hereunder.

6.2   Sale Below Target Purchase Price. If the Company receives a Bona Fide Offer for the sale of all, but not less than all, of the outstanding Shares at a purchase price that is less than the Target Purchase Price, the Board shall, in good faith, evaluate such offer, considering the Company's future growth prospects and forecasted future market conditions; *provided*, *however*, that none of the Company or any of its Shareholders shall be obligated to consummate any such sale. As part of such evaluation process, the Board may, at the Company's expense, employ the services of an independent valuation firm with the requisite industry expertise.

6.3   Ardent Tag Along Rights.

(a)   If any Common Shareholder (other than Ardent) proposes to sell all of the Common Shares held by such Shareholder, Ardent shall have the right to participate in any such proposed sale by selling a number of Common Shares not to exceed a number of Common Shares included in the proposed sale by the selling Shareholder equal to the product of (x) the quotient determined by dividing the number of Common Shares owned by Ardent by the aggregate number of Common Shares owned by Ardent and the selling Shareholder and (y) the aggregate number of Common Shares to be sold. The selling Shareholder must deliver to Ardent a notice of the proposed sale, which shall include any other information reasonably requested by Ardent, or reasonably necessary to evaluate Ardent's rights under this Section 6.3(a). Upon receipt of such notice from the selling Shareholder, Ardent shall deliver written evidence of an unconditional commitment to participate at the price and on the terms of the proposed sale within 20 days of Ardent's receipt of the notice of such proposed sale.

(b)   If Ardent has elected to not participate in the proposed sale (through notice to such effect or expiration of the 20-day period after receipt of the sale notice) or with respect to Common Shares the selling Shareholder may otherwise sell, then the selling Shareholder may, during the 90-day period immediately following the date of delivery of the sale notice, conduct a sale of the Shares specified in the sale notice at a price and on terms not materially more favorable to the selling Shareholder than specified in the sale notice. Any Shares identified in the sale notice but not sold within such 90-day period shall be subject to the provisions of this Section 6.3 upon any subsequent proposed sale of all of such Shares.

(c)   No selling Shareholder shall conduct a sale of any of its Shares to any prospective purchaser if such prospective purchaser declines to allow the exercise by Ardent of its rights in accordance with this Section 6.3.

(d)   The provisions of this <u>Section 6.3</u> shall not apply to a Transfer pursuant to <u>Section 5.1(b)</u> or <u>5.1(c)</u>.

6.4   <u>Sale Proceeds.</u>

(a)   Notwithstanding anything in this Agreement to the contrary, a Sale of the Company shall be conducted as a sale by the Company of its assets or the outstanding Shares (rather than as a sale of such Shares by any individual Shareholder), as applicable, and the proceeds of a Sale of the Company shall be received by the Company, on behalf of the Shareholders, and disbursed to the Shareholders in accordance with the following order of priority:

(i)   *first*, 100% to Senior Preferred Investors, until the Senior Preferred Investors shall have received an amount equal to the Liquidation Preference applicable to the equity securities held by the Senior Preferred Investors;

(ii)   *second*, 100% to the Series A Shareholders until the Series A Shareholders shall have received an amount equal to two (2) times the Series A Shares Invested Amount; and

(iii)   *third*, *pro rata*, the remainder to the Common Shareholders.

7.   Ardent's Information Rights

7.1   The Company shall provide to Ardent the following information:

(a)   as soon as practicable, but in any event within 20 business days after the end of each month, an unaudited consolidated balance sheet of the Company and its subsidiaries, if any, and the related unaudited consolidated income statement for the month then ended, such consolidated balance sheet to be as of the end of such month and such consolidated income statement to be for such month and for the period from the beginning of the fiscal year to the end of such month, in each case with comparative statements for the prior fiscal year and prepared in accordance with generally accepted accounting principles;

(b)   as soon as practicable, but in any event within 20 business days after the end of each fiscal quarter, an accounting of the financial affairs of the Company for the fiscal quarter then ended, including unaudited quarterly financial statements (including consolidated statements of income, stockholders' equity and cash flows) certified by the chief financial officer of the Company and prepared in accordance with generally accepted accounting principles;

(c)   simultaneous with the delivery of the Company's monthly or quarterly financial statements, as applicable, unaudited monthly and quarterly reports on certain key performance metrics (in each case on a by-product basis), as reasonably determined by the Series A Shareholder, summary profit and loss accounting in the format set forth in the Company's then-current business plan "Dashboard", product volumes and gross profit by product in the level of detail set forth in the Company's then-current business plan, and a breakdown of overhead costs, including marketing costs, selling costs and employee salaries; and

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

(d)   commencing the year after the Company generates at least $5 million in annual net sales revenue, as soon as practicable but in any event on or before the 120th day of each year, an accounting of the financial affairs of the Company for the taxable year then ended, including audited annual financial statements (including consolidated statements of income, stockholders' equity and cash flows), prepared in accordance with generally accepted accounting principles.

8.   Termination

This Agreement shall terminate upon a Sale of the Company. If any Shareholder ceases to own any Shares for any reason, his or her rights under this Agreement shall immediately terminate.

9.   Amendment and Waiver

Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Shareholders unless such modification, amendment or waiver is approved in writing by (i) the Company, (ii) the majority of Series A Shareholders, (iii) the Founder, and (iv) the holders of at least 51% of all Shares held by the CF Major Shareholders. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

10.   Binding Agreement

This Agreement shall be binding on the parties, their distributees, legal representatives, successors and assigns.

11.   Entire Agreement

This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

12.   Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next Business Day, (c) five Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other address for a party as is specified to the other parties hereto by like notice):

If to the Company:

Charron Favreau, S.P.C.
4682 Calle Bolero, Unit B
Camarillo, CA 93012
Attention: Kurt Charron
Email: kurt@chareau.us

With a copy (which shall not constitute notice) to:

FarPoint Venture Law
2604 3rd Avenue, Suite 100
Seattle, WA 98121
Attention: Scott Greenburg
Email: scott.greenburg@farpointventurelaw.com

If to Ardent (by electronic mail only):

Halliser CB2 LP
Attn: Daniel Gasper
Email: dan@ardent-company.com

With a copy (which shall not constitute notice) to:

Alston & Bird LLP
90 Park Avenue
New York, NY 10016
Attention.: Blake E. Estes
Email: blake.estes@alston.com

13. **Governing Law**

This Agreement shall be governed by the laws of the State of Washington without regard to its principles of conflicts of laws.

14. **Severability**

In the event that any term or provision of this Agreement is determined to be void, unenforceable, or contrary to law, the remainder of this Agreement shall continue in full force and effect.

15. **Counterpart Signatures**

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

[Signature pages follow]

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year above set forth.

CHARRON FAVREAU, S.P.C.

By:

Name: ~~Kurt~~ Charron

Title: CEO

[Signature page to Charron Favreau Shareholders Agreement]

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year above set forth.

SHAREHOLDER:

KURT CHARRON

By:
Name: Kurt Charron

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year above set forth.

SHAREHOLDER:

HALLISER CB2 LP

DocuSigned by:

Dan Gasper

Name: Daniel Gasper

Email Address: dan@ardent-company.com

DocuSign Envelope ID: 687C2A83-FADB-49FF-8232-8768207F636F

JOINDER AGREEMENT

The undersigned hereby agrees to comply with and be bound by the foregoing Shareholders Agreement of Charron Favreau, S.P.C., dated as of the effective date specified therein (the "Agreement") to the same extent as if the undersigned was an original party thereto and, for all purposes of the Agreement, the undersigned shall be included within the term "Shareholder" as defined in the Agreement.

By: _____

Print Name: _____

Mailing Address:

_____

_____

_____

Email Address:

_____

In community property states, the spouse of the Shareholder must sign below.

I, the undersigned spouse of the above named Shareholder, after having received a copy of the Agreement (as defined above) and having had the opportunity to consult with an attorney of my own choosing, hereby agree to comply with and be bound by all of the terms and provisions of the Agreement.

Signature

_____

Name (print):_____